Filed by CBOT Holdings, Inc.

Subject Company – CBOT Holdings, Inc.

Pursuant to Rule 425 under the Securities Act of 1933

File No. 333-72184

The following communication was distributed to CBOT members after-hours on March 25, 2004.

March 25, 2004

REMINDER NOTICE

TO:	MEMBERS AND MEMBERSHIP INTEREST HOLDERS

RE:	CBOT® ADVISORY VOTE – APRIL 1 DEADLINE

As was noted in a March 17, 2004 mailing, the CBOT is seeking a non-binding advisory vote of all of its members regarding the proposed settlement of a lawsuit involving the allocation of equity in a restructured CBOT.

The deadline for voting on this matter is Thursday, April 1, 2004.

Advisory ballots may be submitted c/o the Secretary’s Office by direct mail, by fax (312/347-3827) or by e-mail (address: pdraths@cbot.com). In addition, ballot boxes for voting in person will be available in the CBOT Fourth Floor Lobby between 8:00 a.m. and 2:15 p.m. on April 1.

All members and membership interest holders are encouraged to participate in this advisory vote.

If you have any questions in this regard, please contact the Secretary’s Office at 312/435-3605.

Paul J. Draths

Vice President and Secretary

While CBOT Holdings, Inc. (CBOT Holdings) has filed with the SEC a Registration Statement on Form S-4, including a preliminary proxy statement and prospectus, relating to the restructuring of the Board of Trade of The City of Chicago, Inc. (CBOT), it has not yet become effective, which means it is not yet final. CBOT members are urged to read the final Registration Statement on Form S-4, including the final proxy statement and prospectus, relating to the restructuring of the CBOT referred to above, when it is finalized and distributed to CBOT members, as well as other documents which CBOT Holdings or the CBOT has filed or will file with the SEC, because they contain or will contain important information for making an informed investment decision. CBOT members may obtain a free copy of the final prospectus, when it becomes available, and other documents filed by CBOT Holdings or the CBOT at the SEC’s web site at www.sec.gov. This communication shall not constitute an offer to sell or the solicitation of an offer to buy, nor shall there be any sale of securities in any state in which offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.